UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G/A


               Under the Securities Exchange Act of 1934

                        (Amendment No__7__)*


                         Northrim BanCorp, Inc.
---------------------------------------------------------------------

                           (Name of Issuer)


                                Common
---------------------------------------------------------------------

                    (Title of Class of Securities)


                              666762109
                          -----------------
                            (CUSIP Number)


                          December 31, 2008
---------------------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)
                           Page 1 of 7

CUSIP No. 666762109
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares  5. Sole Voting Power                   257,768
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                 369,273
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              257,768
                       ----------------------------------------------
                       8. Shared Dispositive Power            406,213

---------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       406,213
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        6.4%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        CO

CUSIP No. 666762109
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power       103,248
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power     369,273
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power  103,248
                       ----------------------------------------------
                          8.Shared Dispositive Power 406,213

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        406,213
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        6.4%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN



CUSIP No. 666762109
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Morgan Securities
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power         8,257
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power     369,273
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power    8,257
                       ----------------------------------------------
                          8.Shared Dispositive Power 406,213

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        403,213
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        6.4%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        BD

Cusip No. 666762109           13G Northrim BanCorp, Inc.

---------------------------------------------------------------------

Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of Northrim BanCorp, Inc. ("Issuer").

(b)   Issuer's address: 3111 C Street,
      Anchorage, Alaska 95503


Item 2. Filers

(a) This statement is filed by WEDBUSH, Inc. ("WI"),Edward W.Wedbush ("EWW"), and Wedbush Morgan Securities ("WMS").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WMS - P.O. Box 30014, Los Angeles, CA 90030-0014

(c) WI is a California corporation, EWW is a citizen of the United States of America, and WMS is a California corporation.

(d)   Common stock

(e)   666762109


Item 3. Classification of Filers

(a)--(g)       Not applicable

Item 4. Ownership

(a) WI has sole ownership of 257,768 Shares of the Issuer, EWW has sole ownership of 103,248 Shares, and WMS has sole ownership of 8,257 Shares of the Issuer.

(b)   Of the Shares outstanding, WI owns approximately 4.08%,
      EWW owns approximately 1.63%, and WMS owns approximately 0.13%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 257,768 Shares, EWW has 103,248 sole Shares,
	    WMS has 8,257 sole Shares

      (ii) Shared power to vote: WI has shared power to vote on 369,273 Shares, EWW has 369,273 Shares, and WMS has
	    369,273 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 257,768 Shares, EWW has 103,248 sole Shares to dispose, and WMS has 8,257 sole Shares to dispose.

      (iv) Shared power to dispose: WI has shared power to dispose on 406,213 Shares, EWW has 406,213 Shares, and WMS has 406,213 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                       Category       No.of Shares       Percentage

WEDBUSH, Inc.              CO             257,768           4.08%
Edward W. Wedbush          IN             103,248           1.63%
Wedbush Morgan Securities  BD               8,257           0.13%

EWW is the Chairman of WI. EWW owns a majority of the outstanding Shares of WI. EWW is the President of WMS. WI owns all of the shares of WMS. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficial


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        WEDBUSH, Inc.

2/10/09
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title


         		Edward W. Wedbush


2/10/09
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title



        Wedbush Morgan Securities, Inc.



2/9/09
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature


Edward W. Wedbush/ President
---------------------------
Name/Title